EXECUTIVE BOARD

P. Flynn

Chief Financial Officer

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject	Date

ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-14642)	16 November 2012

Dear Mr. Rosenberg,

We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the November 2, 2012 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”) and our prior response letter dated October 11, 2012.

We appreciate the Staff’s careful review of our 2011 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments. In our response, we have agreed to change or supplement the disclosure in our future filings, including the Form 20-F for the fiscal year ending December 31, 2012 (the “2012 Form 20-F”). We are doing so in the spirit of cooperation and not because we believe our prior filing is materially deficient or inaccurate.

For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.

In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comment as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands P.O. Box 810, 1000 AV Amsterdam T +31 20 5415424 F +31 20 5418570 E patrick.flynn@ing.com	ING Groep N.V., registered office Amsterdam Trade Register no. 33231073 Amsterdam

BANKING	INVESTMENTS	LIFE INSURANCE	RETIREMENT SERVICES

Please do not hesitate to call me at (011) 31-20-564-7553 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours,

/s/ Patrick Flynn

cc:	Vanessa Robertson

Lisa Vanjoske

Michael Rosenthall

Jennifer Riegel

(Securities and Exchange Commission)

William D. Torchiana

Joram M. Lietaert Peerbolte

(Sullivan & Cromwell LLP)

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Operating and Financial Review and Prospects

Consolidated Results of Operations

Group Overview, page 66

1.	We acknowledge your response to previous comment 1. Although your proposed revised disclosure indicates how you use consolidated group underlying profit to manage your business, the use of this measure other than in the context of the reconciliation under paragraph 28 of IFRS 8 is a non-IFRS measure. Your presentation of the various income and expense items comprising your total consolidated group underlying profit and loss appears to be tantamount to the presentation of a full non-IFRS income statement precluded under Compliance and Disclosure Interpretations Question 102.10 related to non-GAAP measures. As a result, please provide us proposed revised disclosure to be included in future Forms 20-F that removes the presentation of consolidated group totals for the income and expense components of your consolidated group underlying net result. Otherwise, please separately identify each of the components of this measure that are not evident from your consolidated profit and loss account as non-IFRS measures and disclose how you use each measure and reconcile it to the most comparable IFRS measure as required by Item 10(e) of Regulation S-K. In this regard, it appears that the following components of consolidated group underlying net result do not directly agree with the amounts presented in your consolidated profit and loss account and are therefore non-IFRS measures:

•	Net interest result banking operations for 2011 and 2010

•	Commission income from 2011 and 2010

•	Total investment and other income for 2011 and 2010

•	Other interest expense for 2011

•	Operating expenses for 2011 and 2010

•	Additions to loan loss provision for 2011 and 2010

•	Other impairments for 2011 and 2010

•	Taxation for 2011 and 2010

•	Minority interests for 2011 and 2010

R:	The Company uses underlying result as the performance measure for its operating segments; it does not intend to substitute the IFRS-IASB consolidated income statement by the performance measure underlying result.

We refer to the disclosures on page 67 of the 2011 Form 20-F:

“ING Group evaluates the results of its operating segments using the financial performance measure called underlying result. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments and special items.”

and:

“Underlying result before tax is not a substitute for result before tax as determined in accordance with IFRS-IASB”.

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However, the Company has taken notice of the Staff’s comment and the Company agrees to revise its disclosures in the sections Consolidated Results of Operations and Group Overview in its 2012 Form 20-F such that these sections will include only financial information in accordance with IFRS-IASB. The disclosure will substantially be as presented in Appendix A, which includes the format of the proposed disclosure based on the results for the year 2011.

The Company intends to maintain the performance measure called underlying result for its operating segments. The explanation of the performance measure underlying result that was included in the sections Consolidated Results of Operations and Group Overview in the 2011 Form 20-F is no longer part of the proposed disclosure in Appendix A, but will be included in the section Segment reporting in the 2012 Form 20-F.

Notes to Consolidated Financial Statements

Note 2.1.2 Notes to the Consolidated Accounts of ING Group

13 Shareholders’ Equity (Parent)/Non-Voting Equity Securities

Restrictions with respect to dividend and repayment of capital, page F-58

2.	We acknowledge your response to our comment 2. It appears that your disclosure complies with paragraphs 41d of IAS 27 and 37f of IAS 28 by disclosing the “nature” of the restrictions on the ability of subsidiaries to transfer funds to the parent however, we believe that the “extent” of these restriction to mean a quantified amount. While you indicate that you provide information throughout your filing that could assist an investor to quantify the legal and minimum capital requirements, an aggregate quantifiable amount of all restrictions would be clearer. In this regard, please provide us proposed revised disclosure to be included in future Forms 20-F that quantifies for the latest period the amounts of dividends that can be distributed from your subsidiaries and associates.

R:	As described in our response to your previous comment 2, the Company believes that it has provided in its 2011 Form 20-F all disclosures that are required under paragraphs 41d of IAS 27 and 37f of IAS 28 and that it has provided additional information that assists investors to quantify the legal and minimum capital requirements.

However, the Company has taken notice of the Staff’s request to include a revised disclosure in the 2012 Form 20-F that quantifies the amounts of dividends that can be distributed from subsidiaries and associates. Therefore, the Company will include additional disclosure in its 2012 Form 20-F. The disclosure will substantially be as presented in Appendix B, which includes the format of the proposed disclosure on the basis of the information for the year 2011.

- - - - -

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APPENDIX A:

Revised sections Consolidated Results of Operations and Group Overview

CONSOLIDATED RESULTS OF OPERATIONS

The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein.

The section Group Overview below presents the consolidated results of ING Group in accordance with IFRS-IASB.

ING Group evaluates the results of its operating segments using the financial performance measure called underlying result. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments and special items. The section Segment Reporting below presents the segment results on the basis of the performance measure underlying result. For further information on underlying result for the banking and insurance activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 51 of Note 2.1 to the consolidated financial statements.

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GROUP OVERVIEW

The following table sets forth the consolidated results of ING Group in accordance with IFRS-IASB for the years ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010(1)
IFRS-IASB Consolidated Income Statement (EUR millions)

Income from banking operations:
Interest income	66,181	69,688
Interest expense	52,724	56,271

Net interest result	13,457	13,416
Commission income	2,496	2,633
Investment and Other income	576	1,089

Total income from banking operations	16,528	17,139
Income from insurance operations:
Premium income	27,198	27,786
Commission income	1,541	1,515
Investment and Other income	9,497	7,407

Total income from insurance operations	38,236	36,708

Total income	54,414	53,510

Total expenditure from banking operations	11,881	11,904
Total expenditure from insurance operations	38,155	38,610

Total expenditure	49,686	50,178

Result before tax from banking operations	4,646	5,235
Result before tax from insurance operations	81	(1,902)

Result before tax	4,726	3,332
Taxation	1,009	1,076
Result from discontinued operations(2)	1,104	209
Minority interests	82	98

Net result	4,740	2,367

(1)

Amounts for 2010 are restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of January 1, 2011 (see Basis of Presentation of Note 2.1 to the consolidated financial statements).

(2)	For details on Result from discontinued operations, see Note 25 of Note 2.1 to the consolidated financial statements.

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	Year ended December 31,
	2011 EUR	2010 EUR
Net result (EUR millions)

Underlying net result from banking operations	2,358	3,799
Underlying net result from insurance operations	291	(1,050)

Underlying net result	2,649	2,749
Divestments(1)	933	474
Discontinued operations(2)	1,104	209
Special items(3)	53	(1,065)

Net result IFRS-IASB	4,740	2,367

(1)

Divestments Bank: sale REIM (EUR 453 million, 2011, EUR 23 million, 2010), sale Car Lease (EUR 405 million, 2011, EUR 57 million, 2010), sale Philippines (EUR 29 million, 2011) sale Private Banking Swiss (EUR 73 million, 2010), sale Private Banking Asia (EUR 334 million, 2010), sale Summit Canada (EUR (6) million, 2010). Divestments Insurance: sale Latin America (EUR 995 million, 2011), sale IM Australia (EUR 26 million, 2011), Sale Palic China (EUR 29 million, 2011), Other (sale EUR (5) million, 2011), sale joint-venture Brasil (EUR 22 million, 2010) sale Industry Pension Funds (EUR 4 million, 2010), sale Greece Non-life (EUR (4) million), sale US (EUR (12) million, 2010), sale Argentina (EUR 4 million, 2011, EUR (17) million, 2010.

(2)	Reference is made to Note 25 “Discontinued operations” for more information on discontinued business.
(3)

Special items Bank: Liability Management transaction (EUR 647 million, 2011), separation costs ING (EUR (48) million, 2011, EUR (43) million, 2010), Retail Netherlands strategy (EUR (105) million, 2011, EUR (180) million, 2010), restructuring provisions (EUR (209) million, 2011), EUR (115) million, 2010), Other (EUR (4) million, 2011, EUR (2) million, 2010). Special items Insurance: Liability Management transaction (EUR 71 million, 2011), restructuring provisions (EUR (320) million, 2011, EUR (218) million, 2010), goodwill impairment US (EUR (510) million, 2010), Other (EUR 22 million, 2011).

Year ended December 31, 2011 compared to year ended December 31, 2010

Operating conditions were challenging in 2011, as financial markets continued to be volatile and the macroeconomic environment deteriorated further in the second half of the year. The prolonged weakness of the economic recovery and its impact on local and capital markets were especially prominent in the fourth quarter. Despite this difficult context, ING Group’s full-year results improved compared with 2010. The full-year 2011 net result was EUR 4,740 million compared with a net result of EUR 2,367 million in 2010. The 2011 net result includes EUR 1,928 million gains on divestments, of which EUR 995 million was attributable to the sale of our Latin American insurance, pension and investment management business, EUR 405 million to the sale of ING Car Lease, and EUR 453 million to the sale of Real Estate Investment Management. Special items were EUR 53 million in 2011 compared with EUR (1,065) million in 2010. The 2011 special items include a EUR 718 million net gain from the Liability Management transaction, i.e., the exchange or tender offers for seven tranches of subordinated debt securities totaling approximately EUR 5.8 billion, offset by costs for various restructuring programmes and separation costs.

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After-tax separation and initial public offering (IPO) preparation costs were EUR 202 million for the full-year 2011. Result on divestments and discontinued operations recorded in 2010 were EUR 683 million. Net gains on divestments were EUR 474 million, mainly reflecting the result on the sale of Private Banking Switzerland and Asia. The 2010 net results from discontinued operations amounted to EUR 209 million and relate to the Insurance Latin America operations. Special items in 2010 were EUR (1,065) million, reflecting expenses for various restructuring programmes, separation costs and the goodwill write-down in the US. The after-tax separation costs were EUR 85 million for the full-year 2010.

Underlying net result for 2011 was EUR 2,649 million, down 3.6% from EUR 2,749 million a year earlier. Underlying net result is derived from total net result by excluding the impact from divestments and special items.

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APPENDIX B:

Additional disclosure in Note 13 shareholders’ Equity (parent)

Restrictions with respect to dividend and repayment of capital

ING Groep N.V. is subject to legal restrictions regarding the amount of dividends it can pay to the holders of its ordinary shares. Pursuant to the Dutch Civil Code, dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up capital, and reserves required by law.

Moreover, ING Groep N.V.’s ability to pay dividends is dependent on the dividend payment ability of its subsidiaries and associates. ING Groep N.V. is legally required to create a non-distributable reserve insofar profits of its subsidiaries and associates are subject to dividend payment restrictions which apply to those subsidiaries and associates themselves. Such restrictions may among others be of a similar nature as the restrictions which apply to ING Groep N.V.

Legally non distributable reserves from ING Group’s subsidiaries and associates are as follows:

2011	ING Bank	ING Insurance	Other	Total
Equity invested	34.345	23.465	139	57.949
Non distributable reserves	2.172	5.792	—	7.964

	32.173	17.673	139	49.985

2010	ING Bank	ING Insurance	Other	Total
Equity invested	34.451	20.134	9	54.594
Non distributable reserves	2.756	4.004	—	6.760

	31.695	16.130	9	47.834

Furthermore there are restrictions to the ability of subsidiaries and associates to distribute reserves to ING Groep N.V. as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate.

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Minimum capital requirements for ING Group’s subsidiaries and associate are as follows:

2011	ING Bank	ING Insurance	Other	Total
Equity invested	34.345	23.465	139	57.949

Regulatory capital invested	47.123	21.406		68.529
Required minimum regulatory capital	31.107	9.515		40.622

	16.016	11.891		27.907

2010	ING Bank	ING Insurance	Other	Total
Equity invested	34.451	20.134	9	54.594

Regulatory capital invested	49.145	20.336		69.481
Required minimum regulatory capital	29.860	8.826		38.686

	19.285	11.510		30.795

In addition to the legal and regulatory restrictions on distributing dividends from subsidiaries and associates to ING Group N.V. there are various other considerations and limitations that are taken into account in determining the appropriate levels of equity in the Group’s subsidiaries and associates. These considerations and limitations include, but are not restricted to, rating agency and regulatory views, which can change over time; it is not possible to disclose a reliable quantification of these limitations.

Reference is also made to section 2.2.2 Capital Management.

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